FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 29, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: May 29, 2013

Jaguar Land Rover results under IFRS for the year ended 31 March 2013

29 May 2013

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

Q4 FY13 represents the 3 month period from 1 January 2013 to 31 March 2013

Q4 FY12 represents the 3 month period from 1 January 2012 to 31 March 2012

FY13 represents the 12 month period from 1 April 2012 to 31 March 2013

FY12 represents the 12 month period from 1 April 2011 to 31 March 2012

Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU

Participants

Kenneth Gregor

CFO Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Bennett Birgbauer

Treasurer Jaguar Land Rover

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

FY13 financial highlights

Record sales, revenue and profits

Retail volumes 375k for the full year, up 22% from prior year, with Land Rover up 26% and Jaguar up 8%

FY13 revenue £15.8bn, up £2.3bn on the prior year

Full year EBITDA £2,402m, up £375m with EBITDA margin of 15.2%, up 0.2ppt from FY12

PBT of £1,675m for the full year up £168m on the prior year

Free cash flow of £595m after investment, reflecting higher profits offset by higher investment spending

Cash and financial deposits £2,847m and undrawn committed bank lines £865m

Key financial metrics – Q4 and full year

Key metrics - IFRS

Quarter ended 31 March Year ended 31 March

(£ millions, unless stated)

Retail volumes (‘000 units)

Wholesale volumes (‘000 units)

Revenues (IFRS)

EBITDA

EBITDA %

Profit before tax

Profit after tax

Free cash flow (1)

Cash (2)

2013

115

116

5,053

856

16.9%

508

378

505

2,847

2012

99

98

4,144

605

14.6%

530

696

339

2,430

Change

16

18

909

251

2.3 ppt

(22)

(318)

166

417

2013

375

372

15,784

2,402

15.2%

1,675

1,215

595

2,847

2012

306

314

13,512

2,027

15.0%

1,507

1,481

958

2,430

Change

69

58

2,272

375

0.2 ppt

168

(266)

(363)

417

1 Cash from operating activities after investing activities (excluding investments in financial deposits)

2 Includes cash and cash equivalents and financial deposits

Strong overall performance

Land Rover retail volume up 64k units (26%) – primarily reflects increases in the Range Rover Evoque and the Freelander

Jaguar retail volume up 4k units (8%) – reflecting launch of new all-wheel drive and smaller engine options for XF and XJ and XF Sportbrake

EBITDA of £2,402m (margin of 15.2%), up £375m (up 0.2ppt) from FY12, reflecting:

wholesale volume increase

more favourable foreign exchange (eg average $:£ rate from 1.60 in FY12 to 1.58 in FY13)

richer product mix supported by launch of new Range Rover

richer market mix supported by continued growth in China

PBT of £1,675m, up £168m due to higher EBITDA partially offset by higher depreciation and amortisation, unfavourable fx revaluation, net of lower finance expense

PAT of £1,215m reflects an effective tax rate of 27%

12 month retail volumes by carline

Jaguar – 12 months FY13 vs 12 months FY12

Land Rover – 12 months FY13 vs 12 months FY12

54

5

16

33

12 months FY12

Up 8%

58

4

16

39

12 months FY13

XK

XJ

XF

Up 26%

252

30

56

52

46

47

20

12 months FY12

316

13

18

57

113

45

54

16

12 months FY13

New Range Rover

Range Rover

Range Rover Sport

Range Rover Evoque

Discovery Freelander

Defender

12 month retail volumes by geography

UK North America China

Up 20% Up 9% Up 48%

72 77

60 58 63

52

57 68

46 44 50

45

14 15 14 13 7 9

12 months 12 months 12 months 12 months 12 months 12 months

FY12 FY13 FY12 FY13 FY12 FY13

Europe Asia Pacific All other markets

Up 18% Up 27% Up 19%

81

68

63

53

70

58

14 18 48 57

10 14

10 11 4 4 5 6

12 months 12 months 12 months 12 months 12 months 12 months

FY12 FY13 FY12 FY13 FY12 FY13

Land Rover Jaguar

12 month FY13

All other UK

markets 19.3%

Asia (ROW)

Pacific 16.9%

4.8%

North

Europe America

(ex. 16.8%

Russia)

21.6%

China

20.6%

374,636 units

12 month FY12

All other UK

markets 19.6%

(ROW)

Asia 17.5%

Pacific

4.6%

North

Europe America

(ex. 19.0%

Russia)

22.4%

China

17.0%

305,859 units

Income statement

Consolidated income statement - IFRS

Quarter ended 31 March Year ended 31 March

(£ millions, unless stated)

Revenues

Material cost of sales

Employee costs

Other expenses

Product development costs capitalised

EBITDA

Depreciation and amortisation

Foreign exch. gain/(loss) (net) (1)

Net finance income / (expense) (2)

Profit before tax

Income tax expense

Profit after tax

2013

5,053

(3,070)

(365)

(960)

198

856

(213)

(118)

(17)

508

(130)

378

2012

4,144

(2,670)

(312)

(751)

194

605

(123)

57

(9)

530

166

696

Change

909

(400)

(53)

(209)

4

251

(90)

(175)

(8)

(22)

(296)

(318)

2013

15,784

(9,904)

(1,333)

(3,005)

860

2,402

(622)

(108)

3

1,675

(460)

1,215

2012

13,512

(8,733)

(1,011)

(2,492)

751

2,027

(465)

14

(69)

1,507

(26)

1,481

Change

2,272

(1,171)

(322)

(513)

109

375

(157)

(122)

72

168

(434)

(266)

1. Includes mark to market of hedging instruments and revaluation of loans and other balance sheet items

2. Includes £(12)m start-up costs in China JV and £47m unrealised gain on call options in bond debt for the full year

YTD cash generation and strong liquidity

Consolidated cash flow - IFRS

Quarter ended 31 March

Year ended 31 March

(£ millions, unless stated)

Cash from operating activities

Working capital changes

Tax paid

Cash flow from operations

Investment in fixed and intangible assets

Other (including finance income)

Free cash flow (before financing)

Investment in financial deposits

Changes in debt

Dividend paid

Finance expenses and fees

Net change in cash & cash equivalents

Cash & cash equivalents at start of period

Cash & cash equivalents at end of period

Memo: cash including short term deposits

2013

812

314

(21)

1,105

(533)

(67)

505

(475)

236

-

(35)

231

1,841

2,072

2,847

2012

584

299

(86)

797

(374)

(84)

339

-

421

-

(17)

743

1,687

2,430

2,430

Change

228

15

65

308

(159)

17

166

(475)

(185)

-

(18)

(512)

154

(358)

417

2013

2,296

381

(248)

2,429

(1,850)

16

595

(775)

151

(150)

(179)

(358)

2,430

2,072

2,847

2012

2,119

532

(151)

2,500

(1,411)

(131)

958

-

572

-

(128)

1,402

1,028

2,430

2,430

Change

177

(151)

(97)

(71)

(439)

147

(363)

(775)

(421)

(150)

(51)

(1,760)

1,402

(358)

417

Strong financing structure

Key financial indicators - IFRS

(£ millions, unless stated) 31 March 2013 31 March 2012 Change

Cash

Long term undrawn credit facilities

Other undrawn committed facilities

Total liquidity

Total equity

Total debt

Net cash

Total debt / annualised EBITDA

Total debt/equity

2,847

795

70

3,712

3,539

(2,167)

680

0.9 x

0.6 x

2,430

710

139

3,279

2,924

(1,974)

456

1.0 x

0.7 x

417

85

(69)

433

615

(193)

224

0.1 x

0.1 x

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

Recent launch: All-New Range Rover

The All-New Range Rover

Start of retail sales

December 2012

Enhanced performance and handling on all terrains, and significant advances in environmental sustainability

The world’s first SUV with a lightweight all-aluminium body

All-aluminium body shell has helped reduce the weight of the car substantially

Diesel hybrid Range Rover is currently being developed

Won numerous awards since its launch, including:

Top Gear Luxury Car

of the Year 2012

What Car? Luxury Car of

the Year 2013

Sunday Times 4x4

Award 2012

Developments

Engines – investing in new engine facility

F-TYPE – World car design of the year

All new Range Rover Sport

New China JV

Summary

Strong performance in 2012/13

In the 2013/14 fiscal year, focus is on:

continuing to build sales momentum with the new Range Rover, Jaguar XF Sportbrake and other new derivatives successfully launching Jaguar F-TYPE and new Range Rover Sport continuing to invest in more new products and new technologies to meet consumer and regulatory requirements and build manufacturing capacity in the UK and internationally continuing to monitor economic and sales trends closely to balance sales and production continuing to generate strong operating cash flows to support investment in the region of £2.75bn in FY14

Agenda

Key topics Page

Financial performance 5

Looking ahead / other developments 14

Closing Q&A 17

Q&A

Additional slides

Q4 key metrics – strong quarter compared to prior quarters

Key metrics

(£ millions, unless stated)

Retail volumes (‘000 units)

Wholesale volumes (‘000 units)

Revenues (IFRS)

EBITDA

EBITDA %

Profit before tax

Free cash flow

Q1

86

84

3,638

527

14.5%

333

106

Q2

85

77

3,288

486

14.8%

431

116

Q3

89

95

3,804

533

14.0%

404

(132)

Q4

115

116

5,053

856

16.9%

508

505

YTD

375

372

15,784

2,402

15.2%

1,675

595

2012

306

314

13,512

2,027

15.0%

1,507

958

Quarterly retail volumes by carline

Jaguar – Q4 FY13 vs Q4 FY12

Up 30%

20 XK

15 1

5 XJ

1 4

XF 14 10

Q4 FY12 Q4 FY13

Land Rover – Q4 FY13 vs Q4 FY12 Up 15% 95

83 11

1 8 15

15

34

29 New Range Rover Range Rover

Range Rover

12 Sport

Range Rover 13 Evoque Discovery

12 17 Freelander Defender

5 5

Q4 FY12 Q4 FY13

Quarterly retail volumes by geography

UK North America China

Up 18% Up 16% Up 21%

26

22 22

18 18

15

21

18 18

12 14 16

4 5 3 4 2 4

Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13

Europe Asia Pacific All other markets

Up 9% Up 17% Up 25%

26

23

19

15

22

20

6 17

5 14

4 4

3 4 1 1 2 2

Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13

Land Rover Jaguar

Q4 FY13

All other

markets UK

(ROW) 22.3%

Asia 16.7%

Pacific

4.8%

Europe North

(ex. America

Russia) 15.3%

22.2%

China

18.8%

115,471 units

Q4 FY12

All other

markets UK

Asia (ROW) 22.1%

Pacific 15.7%

4.8%

Europe North

(ex. America

Russia) 15.5%

23.8%

China

18.3%

98,608 units

Quarterly wholesale volumes by carline

Jaguar – Q4 FY13 vs Q4 FY12

Up 50%

21

XK

14 1

6 XJ

1 4

XF 15 9

Q4 FY12 Q4 FY13

Land Rover –

84

9

16

28

13

13

5

Q4 FY12

New Range

Rover

Range Rover

Range Rover

Sport

Range Rover

Evoque

Discovery

Freelander

Defender

Q4 FY13 vs Q4 FY12

Up 13%

95

13

16

34

12

15

4

Q4 FY13

Quarterly wholesale volumes by geography

UK North America China

Up 25% Up 16% Up 32%

26 25

20

19 19

16

21 19

17 14

13 16

3 5 3 5 2 5

Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13

Europe Asia Pacific All other markets

Up 4% Up 21% Up 18%

23 24

18

15

20 20

6 16

5 13

4 5

3 4 1 1 2 2

Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13 Q4 FY12 Q4 FY13

Land Rover Jaguar

Q4 FY13

All other markets (ROW) 15.1%

Asia Pacific 5.1%

Europe (ex. Russia) 20.4%

China 21.1%

North America 16.4%

UK 21.9%

All other markets (ROW) 15.2%

Asia Pacific 5.0%

Europe (ex. Russia) 23.3%

China 19.0%

North America 16.7%

UK 20.8%

116,340 units

Q4 FY12

98,021 units

12 month wholesale volumes by

Jaguar – 12 months FY13 vs 12 months FY12

54

5

16

34

12 months FY12

carline

Up 7%

58

4

16

38

12 months FY13

Land Rover – 12 months FY13 vs 12 months FY12

XK

XJ

XF

Up 21%

260

31

56

60

46

47

19

12 months FY12

314

16

14

57

116

44

52

15

12 months FY13

New Range

Rover

Range Rover

Range Rover

Sport

Range Rover

Evoque

Discovery

Freelander

Defender

12 month wholesale volumes by geography

UK North America China

Up 10% Up 11% Up 46%

79

68 65

62 58

55

54 69

48 45 51 47

14 14 13 14 8 10

12 months 12 months 12 months 12 months 12 months 12 months

FY12 FY13 FY12 FY13 FY12 FY13

Europe Asia Pacific All other markets

Up 10% Up 27% Up 16%

79

72

63

54

61 69

18 57

14 49

11 14

11 10 3 4 5 6

12 months 12 months 12 months 12 months 12 months 12 months

FY12 FY13 FY12 FY13 FY12 FY13

Land Rover Jaguar

12 month FY13

All other UK

markets 18.3%

Asia (ROW)

Pacific 16.8%

4.9%

North

Europe America

(ex. 17.5%

Russia)

21.2%

China

21.4%

372,062 units

12 month FY12

All other UK

markets 19.7%

Asia (ROW)

Pacific 17.1%

4.6%

North

Europe America

(ex. 18.5%

Russia)

22.8%

China

17.3%

314,433 units

Product and other investment

Key financial indicators - IFRS

Quarter ended 31 March Year ended 31 March

(£ millions, unless stated)

R&D expense

Capitalised

Expensed

Total R&D expense

Investment in tangible and other

intangible assets

Total product and other investment

2013

198

54

252

335

587

2012

194

45

239

180

419

Change

4

9

13

155

168

2013

860

198

1,058

990

2,048

2012

751

149

900

660

1,560

Change

109

49

158

330

488

27